SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE LAUNCHES FIFTEEN NEW PROMOTIONS

THIS PAST MONTH

December 09, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates, rewards and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced today the launch of fifteen new promotions over the past month between 1st November 2015 and 30th November 2015.

The fifteen campaigns were launched for eleven unique clients across the US, Canada and the UK, eight of whom were repeat clients further integrating their promotions efforts with Snipp’s platforms.

David Hargreaves, Chief Client Officer of Snipp, said, “We are delighted to partner with several new clients to launch innovative digital promotions that engage their customers, and add value to their highly respected brands. We are especially pleased to continue building deeper relationships with our existing and loyal clients, who have shown an increasing reliance on our platforms to roll out timely, and most recently holiday-based, promotional and loyalty initiatives.”

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases. All programs are also available at www.snipp.com/clients.

Global Leader in Agricultural Equipment Launches Holiday Rewards Promotion. In order to incent gift purchases during the holiday season, this leading agricultural products manufacturer introduced branded rewards cards of twenty dollars and upwards, for purchases of their branded toys during the offer period. Buyers who purchase at least $100 of their branded toys can upload their receipts via the store website, or via fax, for redemption. Snipp’s Receipt Processing Platform will validate and manage submissions.

UK Movie Ticket Promoter Launches Additional SnippCheck-enabled Sales Promotion. This leading ticket promoter, and repeat Snipp client, has expanded its base of SnippCheck enabled promotions with its latest offer to consumers who purchase branded flash drives from qualifying UK supermarket retailers (either in - store or online). Buyers can submit a claim for a free movie ticket by uploading their purchase receipt or delivery note via the client’s microsite. An API integration between this site and the Snipp Receipt Processing Platform is set up to manage submissions.

Global Coffee Giant Launches Holiday Rewards Promotion in Canada. For coffee lovers in the Canadian provinces, this promotion entitles buyers of three qualifying products in a single transaction to a ten-dollar reward. Consumers can submit their receipts from participating retailers via web upload, and, upon successful validation by Snipp’s Receipt Processing platform, will receive an email code and redemption instructions.

Leading Mobile Loyalty Platform Integrates SnippCheck for Three Points-Based Rewards Promotions. The mobile loyalty and engagement company, a repeat client, has launched three new SnippCheck-enabled promotions in the past month:

In order to encourage sales of specific tortilla chip products at branded convenience stores in the US, this promotion rewards consumers with points that can be redeemed across the client’s loyalty platform. An API integration with the Snipp Receipt Processing Platform is set up to manage and validate receipts of qualifying purchases that are uploaded to the client’s site, as per submission requirements.

On behalf of a leading wireless network, an additional two promotions were launched to encourage in-store sales and sign-ups.

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In the first promotion, consumers can receive points by wirelessly uploading movie ticket stubs to the client’s microsite, during the promotion window. An API integration between this site and the Snipp Receipt Processing Platform is set up to manage submissions.

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For the second promotion, points can be accessed by uploading qualifying basketball game ticket stubs during the promotional window to the same microsite, for a similar API-integrated redemption.

Multinational Coupon Company Launches SnippCheck-enabled Rebate Promotions in US and UK

This leading coupon site has put two US-based rebate promotions in play, both of which are enabled by an API integration with SnippCheck, Snipp’s Receipt Processing Platform.

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In the first promotion, participants who purchase five dollars of product at a leading baked goods retailer can receive a two-dollar PayPal rebate. A simple upload of their receipt via the company’s app allows SnippCheck to seamlessly validate and prompt redemption.

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For the second US promotion, participants who purchase fifty dollars’ worth of products from a specific clothing and apparel retailer will be eligible for a ten dollar prepaid Visa, via a similar validation and redemption process.

In its UK promotion, a rebate offer of five pounds is being made available to consumers who purchase at least fifty pounds of product (before tax) in-store at a leading British multinational retailer. SnippCheck will validate receipts uploaded to the company app, and the rebates will be processed via PayPal.

Leading US Movie Ticketing Company Launches Expectorant brand Promotion. This ticketing behemoth, and long-term Snipp client, has launched a text-based sales promotion utilizing the SnippCheck receipt processing engine. Consumers who purchase two participating products in one transaction, at specific pharmacies, can text their receipt with the offer keyword and post validation receive a code to redeem for a ten-dollar movie ticket.

British Retailer Launches Instant Win Promotion with SnippCheck. One of the largest supermarket retailers in Great Britain has launched a promotion whereby consumers who purchase a minimum quantity of qualifying personal hygiene products in the same transaction (in-store and online) can submit their receipts towards an instant win competition. An API integration with the Snipp Receipt Processing Platform is set up to manage submissions of purchase receipts or delivery notes to the client’s micro-site.

Premier Dairy Company Launches Promotional Sales Offer. In a bid to increase the basket size of their sales, this dairy company has partnered with Snipp to offer a reward-based promotion to consumers who purchase a qualifying amount of their branded yogurt. Customers can simply text in their receipt via SMS to a branded microsite, and post validation, receive a two-week access code to a leading internet radio station. See more here: http://bit.ly/1LIXoL6

Leading Private Real Estate Company uses SnippCheck for Loyalty Rewards Program. In an effort to build a loyalty rewards program, this private realty company developed a promotion with Snipp that will provide consumers with loyalty points and parking vouchers for spending any dollar amount, within $3,500, at any retail establishment on its properties. Receipts can be submitted via text, email, a widget on the client website, or via the SnippCheck Receipt API. See more here: http://bit.ly/1YDHBGG

Premier American Spirits Manufacturer Launches Holiday-themed Games Promotion. This holiday-specific promotion is designed to drive excitement around gifting and gaming with friends and family. Consumers who purchase at least one qualifying product at a major American supermarket chain can submit a picture of their receipt via text to the provided short code for validation. Once validated, the consumer will receive a Gameplay Code and link for a chance to win prizes, and invite friends and family to share in the potential winnings. See more here: http://bit.ly/1lLgP0F

Health & Wellness Brand launches Magazine Promotion and Sweepstakes. Shoppers who purchase qualifying products at a leading American supermarket chain can, via this promotion, receive a one-year magazine subscription, and an entry to a sweepstakes with prizes that include a trip for two. Through SnippCheck receipt processing, participants can submit a picture of their receipt by text, email, or web upload for validation. See more here: http://bit.ly/1l2wOYn

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, UK, Ireland, Switzerland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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